U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

Commission File Number 1-31722

NEW GOLD INC.

 (Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

1

Material Change Report dated October 20, 2005

2

Press Release dated October 20, 2005 –Encouraging Underground Sample Results

Higher Grade Mineralization than Indicated by the Resource Model

Up to 1.49% Cu and 1.01g/t Au across 51 metres

3

Underground Sampling Tables dated October 20, 2005

4

Section 44 East Map dated October 20, 2005

Plane View Map dated October 20, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEW GOLD INC.
(Registrant)

Date: October 20, 2005	By:	“Christopher J. Bradbrook”
Christopher J. Bradbrook, President and Chief Executive Officer